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                                                                    Exhibit 99.3


                                              December 14, 2000
                                              P 569 e
                                              Dr. Hartmut Unger
                                              Tel. ++49-621-60-99123
                                              Fax ++49-621-60-92693
                                              E-Mail: hartmut.unger@basf-ag.de


KELLY NEW MEMBER OF BASF AKTIENGESELLSCHAFT'S SUPERVISORY BOARD

Arthur Lloyd Kelly, a managing partner of KEL Enterprises L.P., Chicago, Illinois, has been appointed as a new member of the Supervisory Board of BASF Aktiengesellschaft as successor to Professor Dr. Marcus Bierich, who died on November 25, 2000. Kelly is the first American on BASF's Supervisory Board, and, in addition to Etienne Count Davignon, Dr. Francois Diederich and Robert Studer, already the fourth non-German member among the ten shareholders' representatives on the Supervisory Board. After the listing on the New York Stock Exchange in June of this year, BASF is again underlining with this appointment its transnational orientation. Arthur L. Kelly is already a member of the Supervisory Board of BMW and Thyssen Krupp Industries.

The appointment of Kelly was made at the request of the Board of Executive Directors by the municipal court in Ludwigshafen, Germany, and is valid until the next regular election of the Supervisory Board by the Annual Meeting.

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs and pigments, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's Internet address is www.basf.com.
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